ATCO
GROUP

Corporate Office

03032867

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

October 9, 2003

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1 – Amendment, filed October 9, 2003 for symbol CU
- Corporation's Form 1, filed October 7, 2003 for symbol CU.X
- Corporation's Form 1, filed October 7, 2003 for symbol CU.PR.B
- Corporations' Form 1, filed October 7, 2003 for symbol CU.PR.A
- Corporation's Form 1, filed October 7, 2003 for symbol CU.PR.D
- Corporation's Form 1, filed October 7, 2003 for symbol CU.PR.V
- Corporation's Form 1, filed October 7, 2003 for symbol CU.PR.T
- Insider Report, filed October 8, 2003 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

L Lawson

Leslie Lawson
Corporate Secretarial Assistant

dlw 10/24

Encl.

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

AMENDMENT

Company Name :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	09/01/2003 - 09/30/2003

Summary

Issued & Outstanding Opening Balance :	40,141,094	As at :	08/31/2003

Effect on Issued & Outstanding Securities

Stock Option Plan	950
Other Issuances and Cancellations	-5,300
Issued & Outstanding Closing Balance :	40,136,744

Stock Option Plan

Stock Options Outstanding Opening Balance:	**981,200**	As at :	08/31/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2003	N		950		
Totals		0	950	0	0

Stock Options Outstanding Closing Balance:	**980,250**	As at :	09/30/2003

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
09/30/2003	Conversion (General)	3,500
09/30/2003	Issuer Bid	-8,800
Totals		-5,300

Filed on behalf of the Issuer by:

Name: Trina Leanne Metz
Phone: 403-292-7564
Email: trina.metz@atco.com

Submission Date: 10/09/2003 11:20:14
Last Updated: 10/09/2003 11:19:20

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	09/01/2003 - 09/30/2003

Summary

Issued & Outstanding Opening Balance :	23,232,391	As at :	08/31/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-3,500		
Issued & Outstanding Closing Balance :	23,228,891		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
09/30/2003	Conversion (General)	-3,500
Totals		-3,500

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2003 17:30:37
Last Updated:	10/07/2003 17:29:30

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	09/01/2003 - 09/30/2003

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/31/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2003 17:34:30
Last Updated:	10/07/2003 17:34:24

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	09/01/2003 - 09/30/2003

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/31/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2003 17:33:55
Last Updated:	10/07/2003 17:33:46

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	09/01/2003 - 09/30/2003

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	08/31/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	635,700

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2003 17:33:18
Last Updated:	10/07/2003 17:33:03

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	09/01/2003 - 09/30/2003

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	08/31/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2003 17:32:32
Last Updated:	10/07/2003 17:32:22

FILE NO. 82-34744

TORONTO stock EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	09/01/2003 - 09/30/2003

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	08/31/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	2,277,675

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2003 17:31:50
Last Updated:	10/07/2003 17:31:18

FILE NO. 82-34744

Insider transaction detail - View details for insider

2003-10-09 11:13 ET

Transactions sorted by : Insider
Insider company name : Canadian Utilities Limited (Starts with)
Filing date range : October 8, 2003 - October 9, 2003

Insider name: *Canadian Utilities* Limited

Legend: O - Original transaction, A - *First amendment* to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - *Subsidiary of Issuer*, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or *Senior Officer* of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " *equivalent number or* value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure *does not mean* and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of *transaction* YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if *applicable*)	Nature of transaction	*Number or* value acquired or disposed of	*Unit* price or exercise price	Closing balance	Insider's calculated *balance*	Conversion or exercise *price*	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent *number or* value of underlying securities acquired or *disposed of*	Closing *balance of* equivalent number or value of underlying securities
Issuer name: Canadian Utilities Limited													
***Insider's* Relationship to Issuer:** 1 - Issuer													
Security designation: Non-Voting Shares Class A													
98350	2003-09-05	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	54.9300	2,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
98352	2003-09-05	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						
98353	2003-09-12	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	54.3800	2,000						
98354	2003-09-12	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						
98355	2003-09-19	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	54.4700	2,000						
98356	2003-09-19	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						
98357	2003-09-26	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	54.9000	2,000						
98359	2003-09-26	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						
98648	2003-09-30	2003-10-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+800	55.1800	800						
98649	2003-09-30	2003-10-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-800		0						